


05006581

Johnson Matthey

Robert M. Talley
Vice President, General Counsel
and Secretary

March 8, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C. 202 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5445 4021

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings by Directors**	**01 February 2005**
2.	**Notification of Major Interests in Shares**	**02 February 2005**
3.	**Notification of Major Interests in Shares**	**03 February 2005**
4.	**Dealings by Directors**	**04 February 2005**
5.	**Notification of Major Interests in Shares**	**10 February 2005**
6.	**Dealings by Directors**	**18 February 2005**
7.	**Dealings by Directors**	**18 February 2005**
8.	**Dealings by Directors**	**21 February 2005**
9.	**Notification of Major Interests in Shares**	**24 February 2005**
10.	**Notification of Major Interests in Shares**	**28 February 2005**
11.	**Purchase of Own Securities**	**28 February 2005**
12.	**Notification of Major Interests in Shares**	**07 March 2005**
13.	**Purchase of Own Securities**	**07 March 2005**
14.	**Purchase of Own Securities**	**08 March 2005**

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

3/21

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

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SEC MAIL PROCESSING
RECEIVED
MAR 1 7 2005
WASH, D.C.
202
SECTION





Johnson Matthey

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:02 01-Feb-05
Number	0612I

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	58
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.965
Date of Transaction	28/01/2005
Date Company Informed	01/02/2005
Total Holding following this notification	**Shares** *10,242*
Total Percentage Holding of Issued Class following this Notification	Less than 0.01%

Contact and telephone number for queries:

Angela Purtill 020 7269 8461

Name of authorised company official responsible for making this notification
Angela Purtill 020 7269 8461

Date of Notification: 1 February 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	10:38 02-Feb-05
Number	0979I


JM
Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company Johnson Matthey plc

Name of shareholder having a major interest Legal & General Group plc and/or its subsidiaries

Person with holding As in 2 above

Name of registered holder

HSBC Global Custody Nominee (UK) Ltd a/c 914945	77,504
HSBC Global Custody Nominee (UK) Ltd a/c	40,813
923363	18,253
HSBC Global Custody Nominee (UK) Ltd a/c 775237	89,310
	114,425
HSBC Global Custody Nominee (UK) Ltd a/c 942199	119,024
HSBC Global Custody Nominee (UK) Ltd a/c	113,759
942229	115,094
HSBC Global Custody Nominee (UK) Ltd a/c 942217	967,499
	15,755
HSBC Global Custody Nominee (UK) Ltd a/c 942175	6,087,082
	42,457
HSBC Global Custody Nominee (UK) Ltd a/c 942187	30,500
	11,000
HSBC Global Custody Nominee (UK) Ltd a/c 775245	1,100
	126,307
HSBC Global Custody Nominee (UK) Ltd a/c 130007	272,589
HSBC Global Custody Nominee (UK) Ltd a/c	316,764
357206	50,268
HSBC Global Custody Nominee (UK) Ltd a/c 866197	6,729
HSBC Global Custody Nominee (UK) Ltd a/c	72,438
904332 HSBC Global Custody Nominee (UK) Ltd	
a/c 916681 HSBC Global Custody Nominee (UK)	
Ltd a/c 922437 HSBC Global Custody Nominee	
(UK) Ltd a/c 754612	
HSBC Global Custody Nominee (UK) Ltd a/c 282605	
HSBC Global Custody Nominee (UK) Ltd a/c 360509	

HSBC Global Custody Nominee (UK) Ltd a/c 766793 HSBC Global Custody Nominee (UK) Ltd a/c 824434 HSBC Global Custody Nominee (UK) Ltd a/c 924422

Number of shares/amount of stock acquired	N/A
Percentage of issued class	N/A
Number of shares/amount of stock disposed	Not known
Percentage of issued class	Not known
Class of security	Ordinary £1 shares
Date of transaction	Not known
Date company informed	1 February 2005
Total holding following this notification	8,688,670
Total percentage holding of issued class following this notification	3.93%
Any additional information	
Name of contact and telephone number for queries	Angela Purtill 0207 269 8461
Name of authorised company official responsible for making this notification	Angela Purtill

Date of this notification: **2 February 2005**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	10:20 03-Feb-05
Number	1676I



Johnson Matthey

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

AXA S.A.

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd a/c 867815	138,719
HSBC Global Custody Nominee (UK) Ltd a/c 867396	473,302
HSBC Global Custody Nominee (UK) Ltd a/c 867530	185,000
HSBC Global Custody Nominee (UK) Ltd a/c 867372	1,121,896
HSBC Global Custody Nominee (UK) Ltd a/c 776934	1,486,952
HSBC Global Custody Nominee (UK) Ltd a/c 867050	252,500
Smith & Williamson Nominees Ltd a/c S66	13,065
BNY (OCS) Nominees Limited	43,670
Sun Life International Isle of Man Ltd a/c SLI 11	300,000
Axa Sun Life plc	1,894,198
Chase Nominees Limited a/c 13067	315,000

(5) Number of shares/amount of stock acquired

N/A

(6) Percentage of issued class

N/A

(7) Number of shares/amount of stock disposed

NOT KNOWN

(8) Percentage of issued class

NOT KNOWN

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT KNOWN

(11) Date company informed

2 FEBRUARY 2005

(12) Total holding following this notification

6,231,651

(13) Total percentage holding of issued class following this notification

2.82%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 3 FEBRUARY 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	08:46 04-Feb-05
Number	2183I



Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	Mr A M Thomson
Person with Holding(s)	Mr A M Thomson
Registered Holder(s)	As in 2 above
Connected Person(s)	N/A
Nature & Extent of transaction	Dividend reinvestment – purchase of shares
Number of Shares/Amount of stock acquired	18 shares
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of Stock Disposed	Nil
Percentage of Issued Class	N/A
Class of Security	Ordinary £1 shares
Price Per Share	£10.00
Date of Transaction	2 February 2005
Date Company Informed	3 February 2005
Total Holding Following this notification	2,116 shares
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
Angela Purtill 020 7269 8461

Name of authorised company official responsible for making this notification

Angela Purtill 020 7269 861

Date of Notification: 4 February 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	11:21 10-Feb-05
Number	4558I



Johnson Matthey

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

AVIVA PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	1,021,299
BT Globenet Nominees Ltd	7,100
Chase GA Group Nominees Ltd	4,117,362
Chase Nominees Ltd	497,183
CUIM Nominee Ltd	1,273,702

(5) Number of shares/amount of stock acquired

944,159

(6) Percentage of issued class

LESS THAN 1%

(7) Number of shares/amount of stock disposed

N/A

(8) Percentage of issued class

N/A

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

8 FEBRUARY 2005

(11) Date company informed

9 FEBRUARY 2005

(12) Total holding following this notification

6,916,646

(13) Total percentage holding of issued class following this notification

3.13%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 10 FEBRUARY 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	09:34 18-Feb-05
Number	7709I


Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
N/A

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

N A P Carson	36
P N Hawker	36
D W Morgan	36
J N Sheldrick	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
N/A

Percentage of issued class
N/A

Class of security
Ordinary £1 shares

Price per share
£10.53

Date of transaction
16 February 2005

Date company informed
17 February 2005

Total holding following this notification
N A P Carson 50,422
P N Hawker 7,494
D W Morgan 35,834
J N Sheldrick 52,824

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 18 February 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	09:53 18-Feb-05
Number	7717I


Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	58
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of Stock Disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary £1 shares
Price Per Share	£10.08
Date of Transaction	04/02/2005
Date Company Informed	18/02/2005
Total Holding following this notification	**Shares 10,300**
Total Percentage Holding of Issued Class following this Notification	Less than 0.01%

Contact and telephone number for queries:

Angela Purtill 020 7269 8461

Name of authorised company official responsible for making this notification
Angela Purtill 020 7269 8461

Date of Notification: 18 February 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	10:21 21-Feb-05
Number	8220I



Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	65
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of Stock Disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary £1 shares
Price Per Share	£10.50
Date of Transaction	17/02/2005
Date Company Informed	21/02/2005
Total Holding following this notification	**Shares 10,365**
Total Percentage Holding of Issued Class following this Notification	Less than 0.01%

Contact and telephone number for queries:

Angela Purtill 020 7269 8461

Name of authorised company official responsible for making this notification
Angela Purtill 020 7269 8461

Date of Notification: 21 February 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	14:48 24-Feb-05
Number	0078J


JM
Johnson Matthey

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

BARCLAYS PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

(5) Number of shares/amount of stock acquired

N/A

(6) Percentage of issued class

N/A

(7) Number of shares/amount of stock disposed

NOT KNOWN

(8) Percentage of issued class

NOT KNOWN

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

14 FEBRUARY 2005

(11) Date company informed

17 FEBRUARY 2005

(12) Total holding following this notification

NOT KNOWN

(13) Total percentage holding of issued class following this notification

LESS THAN 3%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 24 FEBRUARY 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	11:38 28-Feb-05
Number	1085J



Johnson Matthey

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

BARCLAYS PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN (2) ABOVE

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Number of Shares
Bank of Ireland	30,893
Barclays Capital Nominees Limited	134,310
Barclays Trust Co as Exec/Adm	1,157
Barclays Trust Co R69	7,161
Chase Nominees Limited a/c 16376	124,203
Clydesdale Nominees HGB0125 a/c 00692386	1,627
Clydesdale Nominees HGB0125 a/c 00693269	3,000
Clydesdale Nominees HGB0125 a/c 00697663	3,200
Clydesdale Nominees HGB0125 a/c 01200114	2,650
Clydesdale Nominees HGB0125 a/c 03101868	400
Clydesdale Nominees HGB0225 a/c 00597278	5,052
Investors Bank and Trust Co	2,312,946
JP Morgan (BGI Custody) a/c 16331	74,600
JP Morgan (BGI Custody) a/c 16338	14,257

JP Morgan (BGI Custody) a/c 16341	128,580
JP Morgan (BGI Custody) a/c 16342	26,428
JP Morgan (BGI Custody) a/c 16400	2,475,570
JP Morgan (BGI Custody) a/c 18408	12,595
JP Morgan Chase Bank	274,860
Mellon Trust – Boston & SF	33,125
Mitsubishi Trust International	1,229
R C Greig Nominees Limited a/c BL1	87,866
R C Greig Nominees Limited a/c CM1	40,281
R C Greig Nominees Limited a/c GP1	120,711
R C Greig Nominees Limited a/c SA1	87,393
Reflex Nominees Limited	4,260
State Street	3,545
State Street Boston	210,014
Wells Fargo Seattle – Wire Ban	3,771
Zeban Nominees Limited	593,153

(5) Number of shares/amount of stock acquired

NOT DISCLOSED

(6) Percentage of issued class

NOT DISCLOSED

(7) Number of shares/amount of stock disposed

N/A

(8) Percentage of issued class

N/A

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

23 FEBRUARY 2005

(11) Date company informed

28 FEBRUARY 2005

(12) Total holding following this notification

6,818,837

(13) Total percentage holding of issued class following this notification

3.09%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 28 FEBRUARY 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	17:14 28-Feb-05
Number	1442J


JM
Johnson Matthey

Johnson Matthey PLC
28 February 2005

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 500,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1012.48 pence.

S Farrant
Company Secretary

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	17:16 03-Mar-05
Number	3255J



Johnson Matthey

Johnson Matthey PLC
3 March 2005

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 100,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1015.50 pence.

S Farrant
Company Secretary

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JM

Johnson Matthey

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	14:59 07-Mar-05
Number	4211J

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

BARCLAYS PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN (2) ABOVE

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

(5) Number of shares/amount of stock acquired

N/A

(6) Percentage of issued class

N/A

(7) Number of shares/amount of stock disposed

NOT DISCLOSED

(8) Percentage of issued class

NOT DISCLOSED

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT DISCLOSED

(11) Date company informed

4 MARCH 2005

(12) Total holding following this notification

NOT DISCLOSED

(13) Total percentage holding of issued class following this notification

LESS THAN 3%

(14) Any additional information

AS AT 28 FEBRUARY 2005

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 7 MARCH 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	17:20 07-Mar-05
Number	4369J



Johnson Matthey

Johnson Matthey PLC
7 March 2005

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 200,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1014.22 pence.

S Farrant
Company Secretary

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	17:43 08-Mar-05
Number	4979J


JM

Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 170,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1013.76 pence.

S Farrant
Company Secretary
8 March 2005

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